Fiorella Management Group LLC
Profit and Loss
January - December 2022

		Total
Income		
Clement Fees		223,071.86
Polk Fees		222,305.62
Sunset Fees		321,164.58
Total Income	$	**766,542.06**
Gross Profit	$	**766,542.06**
Expenses		
0700 PAYROLL EXPENSES		
0701 SALARIES & WAGES		612,069.25
0723 HEALTH INSURANCE		17,309.84
0751 PAYROLL TAX - FEDERAL		42,497.88
0752 PAYROLL TAX - STATE		16,491.50
0756 PAYROLL TAX - FUTA		335.99
0775 INSURANCE - WORKMANS COMP.		20,483.31
Total 0700 PAYROLL EXPENSES	$	**709,187.77**
0702 ADVERTISING		1,622.95
0704 AUTOMOBILE EXPENSE		1,166.90
0716 DUES AND SUBSCRIPTIONS		1,461.50
0717 EMPLOYEES BENEFITS		2,037.65
0718 MEALS & ENTERTAINMENT		6,404.49
0720 FEES & PERMITS		162.59
0726 LAUNDRY		448.00
0732 OFFICE EXPENSE		897.43
0733 PARKING		135.16
0736 PROFESSIONAL SERVICES		9.00
0736-1 ACCOUNTING		3,698.02
0736-4 PROFESSIONAL SERVICES		12,678.56
Total 0736 PROFESSIONAL SERVICES	$	**16,385.58**
0739 REPAIRS & MAINTANENCE		449.00
0744 SUB CONTRACTOR		2,840.00
0745 SUPPLIES		355.67
0749 TAX - STATE CORPORATION		1,751.04
0761 LICENSE - BUSINESS		357.09
0770 TELEPHONE EXPENSE		2,642.43
0771 TRAVEL		4,090.60
0773 401K EMPLOYER MATCH		7,996.82
0776 RESEARCH & DEVELOPMENT		2,055.78
0777 STAFF MEALS		2,835.95
0780 MISCELLANEOUS		1,257.68
Total Expenses	$	**766,542.08**
Net Operating Income	-$	**0.02**
Net Income	-$	**0.02**

Fiorella Management Group LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
0102 FIRST REPUBLIC BANK # 8888 - CHECKING	5,245.93
0107 ADP CLEARING	0.00
Total Bank Accounts	**$ 5,245.93**
Accounts Receivable	
Accounts Receivable (A/R)	66,811.44
Total Accounts Receivable	**$ 66,811.44**
Total Current Assets	**$ 72,057.37**
TOTAL ASSETS	**$ 72,057.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
0291 AMERICAN EXPRESS C/C # 41006	5,700.09
Total Credit Cards	**$ 5,700.09**
Other Current Liabilities	
Deposits Received	61,000.00
Total Other Current Liabilities	**$ 61,000.00**
Total Current Liabilities	**$ 66,700.09**
Long-Term Liabilities	
0371 LOAN FROM FIORELLA POLK	500.00
Total Long-Term Liabilities	**$ 500.00**
Total Liabilities	**$ 67,200.09**
Equity	
0302 PARTNER CAPITAL - BORIS	2,428.65
0303 PARTNER CAPITAL - BRANDON	2,428.65
Retained Earnings	0.00
Net Income	-0.02
Total Equity	**$ 4,857.28**
TOTAL LIABILITIES AND EQUITY	**$ 72,057.37**

Monday, Feb 05, 2024 04:07:36 PM GMT-8 - Accrual Basis

Fiorella Management Group LLC
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-0.02
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)		-2,944.81
0291 AMERICAN EXPRESS C/C # 41006		5,700.09
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**2,755.28**
Net cash provided by operating activities	$	**2,755.26**
FINANCING ACTIVITIES		
0302 PARTNER CAPITAL - BORIS		2,178.65
0303 PARTNER CAPITAL - BRANDON		2,178.65
Retained Earnings		-4,357.30
Net cash provided by financing activities	$	**0.00**
Net cash increase for period	$	**2,755.26**
Cash at beginning of period		2,490.67
Cash at end of period	$	**5,245.93**

Monday, Feb 05, 2024 04:08:23 PM GMT-8